SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of Director/PDMR Shareholding, filed on December 11 2013.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ANTHONY SIDNEY BAYNES	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 44,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 294,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JAN GUSTAVSSON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 728,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director IVO BJELIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 12,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 32,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director DIMITRIOS LOIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 330,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 1,340,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MICHALIS IMELLOS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 85,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 196,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director GERHARD SEIDL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 17,500 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 122,167 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director RICHARD MICHAEL SMYTH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 617,038 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director KEITH SANDERS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 75,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 504,775 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ALAIN LAURENT BROUHARD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 70,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 250,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director NIGEL DAVIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 30,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 189,250 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director KLEON GIAVASOGLOU	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 90,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 559,834 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JOYCE BELSOM - VASSILIOU	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 11,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 46,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director SPYROS MELLO	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 18,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 62,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director TOMAS KADLEC	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 20,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 112,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ZORAN BOGDANOVIC	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 55,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 178,501 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director RAFAL WICINSKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 7,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 20,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director NIKOLAOS KALAITZIDAKIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 14,500 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 46,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director DIETER MOSER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 26,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 148,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director TOMAS GAWLOWSKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 70,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MINAS AGELIDIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 14,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 57,167 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director RAMON WEIDINGER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 14,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 59,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director VITALIY NOVIKOV	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 29,334 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director GAGIK DANIELYAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 10,500 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 38,100 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director BERNARD LANGAT	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 17,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 29,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director SOTIRIS YANNOPOULOS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 25,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 100,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JOHN EARL BRADY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 731,001 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MIRCEA DRAJA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 13,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 110,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MARCEL MARTIN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 27,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 172,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director CONSTANTINOS SPANOUDIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 99,501 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director STEFANOS VAFIDIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 30,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 207,400 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JOZSEF TARSOLY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 19,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 132,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director PANAGIOTA KALOGERAKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 25,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ALEXANDER DENISOV	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 13,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 45,500 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director GARYFALLIA SPYRIOUNI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 16,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 41,001 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ALEXANDER POLLARD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 11,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 20,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director STEPHANE BATOUX	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 18,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 36,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JAAK MIKKEL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 10,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 18,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JUNE MARY HIRST	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 35,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 60,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging
Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR
3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director SHALENDRA KUMAR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 10/12/2013	18.	Period during which or date on which exercisable UNTIL 9/12/2023
19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 10,000 SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 10/12/2013: £16.99	22.	Total number of shares or debentures over which options held following notification 10,000 SHARES
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification  11 DECEMBER 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2013	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development